

October 24, 2013

Via E-mail
Carol J. Groeber
Controller and Principal Accounting Officer
Pernix Group, Inc.
151 East 22nd Street
Lombard, IL 60148

> **Re:     Pernix Group, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 17, 2013**
> **File No. 333-92445**

Dear Ms. Groeber:

We have reviewed the amended filing and we have the following comments.

General

1.    We note that you have not submitted a marked copy of the amendment to indicate the changes from the preliminary proxy statement filed on October 3, 2013.  Please ensure that you file with your next amendment a marked copy in compliance with Exchange Act Rule 14a-6(h).

Item 4. Proposal to Update the Existing Registration Statement on Common Shares, page 21

2.    We note your response and revised disclosures in response to comment one in our letter dated October 16, 2013.  Based on your response, it appears that the filing of the new registration statement is being made solely to replace the existing registration statement which expires on May 2014.  If true, please simplify your disclosures to clearly communicate this action to the shareholders, state that no shares under the existing registration statement have been sold and that you will be registering the same number of shares covered by the existing registration statement, and highlight the change related to the offering price for the shares being offered for sale by the company.

3.    Since you intend to register up to 5 million shares of common stock in a direct offering, the same number currently registered under the existing registration statement, please revise your disclosure stating that you may potentially reduce this number as ambiguous.

4.    You also disclose that if this action is not approved by the shareholders, the company will not de-register the securities covered by the existing registration statement and will not

file the new registration statement.  Please expand your disclosure to discuss the negative effects resulting from the expiration of the existing registration statement.

Item 5. Proposal to Approve the Increase of Authorized Preferred Stock Form 500,000 shares to 2,000,000 shares and approval of Increase in Designation of Series Cumulative Convertible Preferred Stock from 100,000 to 1,600,000, page 21

5.  We note your revised disclosure in response to comment two of our letter dated October 16, 2013; however, you have not revised your disclosure as well as the descriptive heading to state that you are seeking shareholder approval to *amend the certificate of incorporation and certificate of designation* to increase the authorized Preferred stock from 5,000,000 shares to 2,000,000 shares, and to increase Series A preferred stock from 100,000 to 1,600,000 shares.  Please revise your disclosures accordingly and make conforming changes to the proxy card and notice.

6.  Refer to Appendix C attached to the proxy statement.  Based on the certificate of amendment to the restated certificate of incorporation attached as Appendix A to the Definitive Information Statement on Schedule 14C filed on October 16, 2012, the total number of currently authorized shares appears to be 20,500,000.  Following our review of Appendix C, it appears that you are amending your certificate of incorporation to also have the authority to issue 22,000,000 shares rather than 20,500,000.  Please advise, or otherwise revise the relevant portions of the proxy statement, including the proxy card, to properly describe this element of your certificate of incorporation which is being amended.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

*for* Pamela Long
Assistant Director